# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Envoy Medical, Inc., CIK 0001840877
CUSIP: 29415V109
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 4875 White Bear Parkway, White Bear Lake, Minnesota (MN), 55110
Date of event which requires filing of this statement: 12/01/2025
Filed by CIK 0001213971
Persons authorized to receive notices and communications: Brian A. Mayer, Esq., Taylor Corporation, 1725 Roe Crest Drive, North Mankato, Minnesota (MN), 56003, 507.386.3193

## Reporting persons
- Glen A. Taylor (CIK 0001213971): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 14,659,614; shared voting power 0; sole dispositive power 14,659,614; shared dispositive power 0; aggregate amount beneficially owned 14,659,614 (44.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Envoy Medical, Inc.
Address of issuer's principal executive offices: 4875 White Bear Parkway, White Bear Lake, Minnesota (MN), 55110
Comment: As used herein, the term "Company" includes Envoy Medical Corporation ("Legacy Envoy") for all periods prior to the closing of the transactions described in the Business Combination Agreement, dated as of April 17, 2023, as amended by Amendment No. 1 to the Business Combination Agreement, dated May 12, 2023, and Amendment No. 2 to the Business Combination Agreement, dated August 31, 2023, by and among Anzu Special Acquisition Corp I, Envoy Merger Sub, Inc. and Legacy Envoy (the "Business Combination Agreement").

## Item 2. Identity and Background
Name of person filing: Glen A. Taylor (the "Reporting Person")
Residence or business address:
The Reporting Person's business address is:

c/o Taylor Corporation
1725 Roe Crest Drive
North Mankato, MN 56003
Present principal occupation or employment:
The Reporting Person's principal occupation is Chairman of Taylor Corporation.

The Reporting person beneficially owns and controls GAT Funding, LLC, a Minnesota limited liability company ("GAT Funding") and Taylor Sports Group, Inc., a Minnesota corporation ("Taylor Sports Group").
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Of the 14,659,614 shares of Class A Common Stock beneficially owned by the Reporting Person:

2,953,607 shares of Class A Common Stock held by the Reporting Person directly were acquired by purchase from the Company in private placement offerings and by purchase from other stockholders of the Company on various dates from 2003 to 2014 and by exercise of warrants in 2015 that were issued by the Company;

2,526,058 shares of Class A Common Stock held by Taylor Sports Group were acquired in connection with a September 2023 settlement agreement with certain former stockholders of the Company;

4,810,384 shares of Class A Common Stock held by GAT Funding were acquired upon conversion on September 29, 2023 (concurrently with the closing of the transactions described in the Business Combination Agreement) of convertible promissory notes issued by the Company under an October 2012 credit agreement with GAT Funding;

869,565 shares of Class A Common Stock are issuable upon the conversion of 1,000,000 shares of Series A Preferred Stock acquired by GAT Funding on September 29, 2023 (concurrently with the closing of the transactions described in the Business Combination Agreement) pursuant to the conversion of that certain convertible promissory note, dated April 17, 2023, between Legacy Envoy and GAT Funding, with each share of Series A Preferred Stock currently convertible, at the option of the holder, into such number of shares of Class A Common Stock as determined by dividing the issuance price of the shares of Series A Preferred Stock of $10.00, by the conversion price, which is $11.50 per share as of September 30, 2025 and is adjustable for certain dilutive events; and

3,500,000 shares of Class A Common Stock are issuable upon exercise of common stock purchase warrants acquired by GAT Funding on the following dates in connection with debt financing provided by GAT Funding to the Company pursuant to those certain promissory notes dated February 27, 2024, August 27, 2024, and March 6, 2025, respectively, each in the initial principal amount of $10,000,000:

Issue Date Shares Exercise Price

February 27, 2024 500,000 $ 1.24
May 23, 2024 250,000 $ 3.04
July 22, 2024 250,000 $ 2.25
August 27, 2024 500,000 $ 2.97
December 11, 2024 500,000 $ 2.20
March 11, 2025 750,000 $ 1.35
June 26, 2025 750,000 $ 1.48

Under that certain Voting and Warrant Extension Agreement (the "Voting Agreement") dated as of September 4, 2025 by and among the Company, the Reporting Person, GAT Funding and Taylor Sports Group, the expiration date of the warrants held by GAT Funding is December 31, 2028.

On August 25, 2025, the Company and GAT Funding entered into a Satisfaction of Promissory Notes pursuant to which the Company extinguished the aggregate $32,011,552 in principal and accrued interest outstanding under the promissory notes issued by the Company to GAT Funding in exchange for a payment of $100,000.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3, Item 5 and Item 6 are hereby incorporated by reference in its entirety.

The Reporting Person acquired the securities of the Company for investment purposes, in connection with financing transaction with in the Company and in connection with his role as a director of Legacy Envoy and the Company from 2012 to August 25, 2025.

The Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

However, the Reporting Person may, from time to time, develop plans or proposals to acquire or dispose of securities of the Company. These plans or proposals will depend upon the Reporting Person's continuing assessments of relevant factors, including: the market for the Class A Common Stock; the conversion, exercise or other rights of the Series A Preferred Stock and warrants; the terms of the Voting Agreement: the business and prospects of the Company and its financial performance and condition; other business and investment opportunities available to the Reporting Person; economic conditions; stock market conditions; the actions of the board of directors (the "Board") and members of management of the Company; and the availability and nature of opportunities with respect to the Class A Common Stock and other Company securities beneficially owned by the Reporting Person.

Additionally, the Reporting Person may, from time to time, seek to discuss areas of mutual interest with the Board or management of the Company, which may include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person, at any time and from time to time, may review, reconsider and change his present position or develop such plans or proposals. The Reporting Person, at any time and from time to time, may seek to influence management of the Company or the Board with respect to the business and affairs of the Company and may from time to time consider pursuing or proposing such matters with advisors, the Company or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in the cover pages, Item 2 and Item 3 of this Schedule 13D are incorporated herein by reference.

As of December 1, 2025, the Reporting Person beneficially owns an aggregate of 14,659,614 shares of Class A Common Stock, which represents 44.2% of the Class A Common Stock based upon an aggregate of 28,786,511 shares of Class A Common Stock outstanding as of November 10, 2025, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 filed with the Securities and Exchange Commission on November 10, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and sole dispositive power over all shares beneficially owned.
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Information with respect to the Common Stock Purchase Warrants held by GAT Funding is incorporated herein by reference to Item 3.

The Reporting Person, GAT Funding, and Taylor Sports Group, on the one hand and collectively, the "Taylor Parties," and the Company, on the other hand, are parties to the Voting Agreement. Pursuant to the Voting Agreement, the Taylor Parties agreed to vote any shares beneficially owned by the Taylor Parties in favor of any proposal required to be approved by the Company's stockholders to ensure compliance with certain Nasdaq Listing Rules, provide that the proposal is unanimously approved and recommended by the Board of Directors of the Company. The Taylor Parties' voting obligations will be in effect through December 31, 2028 and will be binding on any transferees of the Class A Common Stock. Under the Voting Agreement, the Company also granted registration rights to the Taylor Parties, under which the Company has agreed to register with the SEC the resale of shares of the Class A Common Stock held by the Taylor Parties upon the request of the Taylor Parties on or after March 31, 2026. Also pursuant to the Voting Agreement, the Company extended the expiration date of warrants held by GAT Funding to purchase an aggregate of 3,500,000 shares of the Company's Class A Common Stock to December 31, 2028.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 Voting and Warrant Extension Agreement by and among Envoy Medical, Inc., Glen A. Taylor, GAT Funding, LLC, and Taylor Sports Group, Inc. dated effective September 4, 2025 (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on September 9, 2025).

## Signatures
- Glen A. Taylor: /s/ Glen A. Taylor, Glen A. Taylor (12/05/2025)